Exhibit 99.1

SOS Limited

(the “Company”)

Written Resolutions of the Shareholders of the Company dated November 12, 2020 in accordance with the Memorandum and Articles of Association of the Company

The undersigned, being not less than two-thirds of the shareholders in the Company entitled to vote at a general meeting of the Company, an exempted company incorporated under the laws of the Cayman Islands, pursuant to the Company's Fifth Amended and Restated Memorandum and Articles of Association (the “Articles”) HEREBY adopt and pass the resolutions set out below.

Increase of Authorised Share Capital

IT IS NOTED THAT

(A) The Company’s authorised share capital currently consists of US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of 450,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and 50,000,000 Class B Ordinary Shares of a par value of US$0.0001 each.

(B) In accordance with Article 17.1 of the Articles, the Company proposes to increase its authorised share capital.

IT IS RESOLVED, AS AN ORDINARY RESOLUTION, that the authorised share capital of the Company be and is hereby increased from US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of 450,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and 50,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, by the creation of an additional 4,450,000,000 Class A Ordinary Shares of a par value of US$0.0001 each (to rank pari passu in all respects with the existing Class A Ordinary Shares), and an additional 50,000,000 Class B Ordinary Shares of a par value of US$0.0001 each (to rank pari passu in all respects with the existing Class B Ordinary Shares), so that, following and as a result of the increase of authorised share capital, the authorised share capital of the Company shall be US$500,000 divided into 5,000,000,000 shares of a par value of US$0.0001 each, comprising of 4,900,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and 100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each.

RESOLVED, that in connection with the actions contemplated by the foregoing resolution, any director or officer of the Company or duly authorised attorney of the Company (an “Attorney”) be, and each hereby is, authorised, in the name and on behalf of the Company, to do such further acts and things as the director, Attorney or any officer shall deem necessary or appropriate in connection with, or to carry out the actions contemplated by, the foregoing resolutions.

RESOLVED, that any and all actions of the Company, of the directors, Attorney(s) or any officer, taken in connection with the actions contemplated by the foregoing resolutions prior to the execution hereof be and hereby are ratified, confirmed, authorised, approved and adopted in all respects as fully as if each such action had been presented to for approval, and approved by the shareholder prior to such action being taken.

IN WITNESS WHEREOF, each of the undersigned has executed these resolutions, which may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, as of the date indicated alongside its name below and acknowledges that the effective date of the resolutions is as of the last date indicated below.

Name of Shareholder	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Total voting power

Signature:

Name:

Date: